UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: April 8, 2011	By	/s/ Sashi Jagdishan
	Name:	Sashi Jagdishan
	Title:	Group Head-Finance

*	Print the name and title under the signature of the signing officer.

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Financial Statements of HDFC Bank Limited prepared in accordance with US GAAP as of and for the six month periods ended September 30, 2009 and 2010.

Exhibit I

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	As of ,
	March 31, 2010		September 30, 2010 (unaudited)		September 30, 2010 (unaudited)
	(In millions, except number of shares)
ASSETS:
Cash and cash equivalents	Rs.	297,558.5	Rs.	203,004.2	US$	4,555.7
Term placements		58,166.3		66,037.1		1,482.0
Investments held for trading, at fair value		28,158.8		17,704.5		397.3
Investments available for sale, at fair value (includes restricted investments of Rs. 384,318.2 and Rs. 382,508.6 (US$ 8,584.1) respectively)		481,398.8		555,484.8		12,466.0
Securities purchased under agreements to resell		20,000.0		4,011.1		90.0
Loans (net of allowance of Rs. 23,760.6 and Rs. 23,167.3 (US$ 519.9) respectively)		1,297,180.4		1,596,889.6		35,836.8
Accrued interest receivable		13,767.3		14,280.3		320.5
Property and equipment, net		22,302.8		22,425.6		503.3
Intangible assets, net		8,961.5		7,582.7		170.2
Goodwill		74,937.9		74,937.9		1,681.7
Other assets		114,088.1		102,898.8		2,309.4

Total assets	Rs.	2,416,520.4	Rs.	2,665,256.6	US$	59,812.9

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Liabilities:
Interest-bearing deposits	Rs.	1,301,046.0	Rs.	1,558,608.9	US$	34,977.8
Non-interest-bearing deposits		371,354.3		392,349.5		8,805.0

Total deposits		1,672,400.3		1,950,958.4		43,782.8
Securities sold under repurchase agreements		—		7,000.0		157.1
Short-term borrowings		98,165.0		75,742.2		1,699.8
Accrued interest payable		19,964.2		30,047.6		674.3
Long-term debt		75,854.4		87,444.0		1,962.4
Accrued expenses and other liabilities		243,682.3		192,965.3		4,330.5

Total liabilities		2,110,066.2		2,344,157.5		52,606.9

Commitments and contingencies (See Note 6)

Shareholders’ equity:
Equity shares: par value—Rs. 10 each; authorized 550,000,000 shares and 550,000,000 shares; issued and outstanding 457,743,272 shares and 462,604,850 shares, respectively		4,577.4		4,626.0		103.8
Additional paid in capital		223,784.9		230,784.5		5,179.2
Retained earnings		47,059.1		58,901.2		1,321.8
Statutory reserve		30,359.0		30,379.0		681.8
Accumulated other comprehensive income (loss)		(198.7)		(4,633.3)		(104.0)

Total HDFC Bank Limited shareholders’ equity		305,581.7		320,057.4		7,182.6

Noncontrolling interest in subsidiaries		872.5		1,041.7		23.4
Total shareholders’ equity		306,454.2		321,099.1		7,206.0

Total liabilities and shareholders’ equity	Rs.	2,416,520.4	Rs.	2,665,256.6	US$	59,812.9

See accompanying notes to condensed consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Six months ended Sept. 30,
	2009		2010		2010
Interest and dividend revenue:
Loans	Rs.	58,986.9	Rs.	70,316.1	US$	1,577.9
Trading securities		2,420.8		1,682.3		37.8
Available for sale securities		17,412.5		18,442.8		413.9
Other		1,323.1		2,259.5		50.7

Total interest and dividend revenue		80,143.3		92,700.7		2,080.3

Interest expense:
Deposits		39,206.2		37,848.5		849.4
Short-term borrowings		204.8		1,191.7		26.7
Long-term debt		3,210.1		4,185.5		93.9
Other		0.4		20.4		0.5

Total interest expense		42,621.5		43,246.1		970.5

Net interest revenue		37,521.8		49,454.6		1,109.8
Provision for credit losses		14,318.9		3,902.7		87.6

Net interest revenue after provision for credit losses		23,202.9		45,551.9		1,022.2

Non-interest revenue, net:
Fees and commissions		14,543.1		18,114.9		406.5
Trading securities gains/(loss), net		133.0		(675.9)		(15.2)
Realized gain/(loss) on sales of available for sale securities, net		4,333.4		415.1		9.3
Other than temporary impairment losses on available for sale securities		(28.6)		(49.3)		(1.1)
Foreign exchange transactions		3,439.5		7,494.0		168.2
Derivatives		1,251.6		(3,984.5)		(89.4)
Other, net		37.5		75.7		1.7

Total non-interest revenue, net		23,709.5		21,390.0		480.0

Total revenue, net		46,912.4		66,941.9		1,502.2

Non-interest expense:
Salaries and staff benefits		14,193.2		18,380.6		412.5
Premises and equipment		5,047.3		6,005.4		134.8
Depreciation and amortization		2,002.2		2,263.5		50.8
Administrative and other		9,333.8		10,703.4		240.2
Amortization of intangible assets		1,889.5		1,378.8		30.9

Total non-interest expense		32,466.0		38,731.7		869.2

Income before income tax expense		14,446.4		28,210.2		633.0
Income tax expense		4,822.3		9,749.8		218.8

Net income before noncontrolling interest	Rs.	9,624.1	Rs	18,460.4	US$	414.2
Less:Net income attributable to noncontrolling interest		158.4		157.9		3.5

Net income attributable to HDFC Bank Limited	Rs.	9,465.7	Rs.	18,302.5	US$	410.7

Per share information:
Earnings per equity share—basic	Rs.	22.22	Rs.	39.82	US$	0.89
Earnings per equity share—diluted	Rs.	21.98	Rs.	39.23	US$	0.88
Per ADS information (where 1 ADS represents 3 shares):
Earnings per ADS—basic	Rs.	66.66	Rs.	119.46	US$	2.68
Earnings per ADS—diluted	Rs.	65.94	Rs.	117.69	US$	2.64

See accompanying notes to condensed consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six months ended September 30,
	2009		2010		2010
	(In millions)
Cash flows from operating activities:
Net income before noncontrolling interest	Rs.	9,624.1	Rs.	18,460.4	US$	414.2
Adjustment to reconcile net income to net cash provided by operating activities
Provision for credit losses		14,318.9		3,902.7		87.6
Depreciation and amortization		2,002.2		2,263.5		50.8
Amortization of intangibles		1,889.5		1,378.8		30.9
Amortization of deferred acquisition costs		1,366.1		1,818.3		40.8
Amortization of premium (discount) on investments		1,702.9		1,057.1		23.7
Other than temporary impairment of investment		28.6		49.3		1.1
Provision for deferred income taxes		(2,313.7)		(766.5)		(17.2)
Share based compensation expense		1,739.2		1,835.4		41.2
Net realized (gain) loss on sale of available for sale securities		(4,333.4)		(415.1)		(9.3)
(Gain) loss on disposal of property and equipment, net		(0.8)		(22.6)		(0.5)
Exchange (gain) loss		—		1,080.4		24.2
Net change in:
Investments held for trading		(51,892.7)		10,454.3		234.6
Accrued interest receivable		1,055.9		(514.6)		(11.5)
Other assets		49,373.5		14,170.0		317.9
Accrued interest payable		210.2		10,084.1		226.3
Accrued expense and other liabilities		(45,669.2)		(50,750.0)		(1,138.9)

Net cash provided by operating activities		(20,898.7)		14,085.5		315.9
Cash flows from investing activities:
Net change in term placements		3,259.7		(7,895.7)		(177.2)
Net change in available for sale securities		45,965.8		(81,411.0)		(1,827.0)
Net change in repurchase options and reverse repurchase options		23,810.0		22,988.9		515.9
Loans purchased		(23,327.8)		(23,422.9)		(525.6)
Repayments on loans purchased		10,241.8		16,029.7		359.7
Increase in loans originated, net of principal collections		(148,838.1)		(298,525.9)		(6,699.4)
Additions to property and equipment		(2,800.5)		(2,476.6)		(55.6)
Proceeds from sale or disposal of property and equipment		26.9		60.4		1.4

Net cash used in investing activities		(91,662.2)		(374,653.1)		(8,407.8)

Cash flows from financing activities:
Net increase in deposits		69,987.8		278,561.7		6,251.4
Net increase (decrease) in short-term borrowings		21,833.0		(22,552.9)		(506.1)
Proceeds from issuance of long-term debt		2,203.4		12,657.5		284.1
Retirement of long-term debt		—		(1,067.9)		(24.0)
Proceeds from issuance of equity shares for options exercised		1,557.0		5,224.1		117.3
Payment of dividends and dividend tax		(4,986.0)		(6,440.4)		(144.5)

Net cash provided by financing activities		90,595.2		266,382.1		5,978.2

Effect of exchange rate changes on cash and cash equivalents				(368.8)		(8.3)
Net change in cash and cash equivalents		(21,965.7)		(94,554.3)		(2,122.0)
Cash and cash equivalents, beginning of year		171,224.4		297,558.5		6,677.7

Cash and cash equivalents, end of period	Rs.	149,258.7	Rs.	203,004.2	US$	4,555.7
Supplementary cash flow information:
Interest paid	Rs.	42,411.3	Rs.	33,162.7	US$	744.2
Income taxes paid	Rs.	6,512.1	Rs.	9,735.9	US$	218.5
Non-cash investment activities
Payable for purchase of property and equipment	Rs.	145.3	Rs.	169.4	US$	3.8

See accompanying notes to condensed consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Unaudited)

	Number of Equity Shares	Equity Share Capital		Additional Paid In Capital		Retained Earnings		Statutory Reserve		Accumulated Other Comprehensive Income (loss)		Total HDFC Bank Limited Shareholders’ Equity		Noncontrolling Interest		Total Shareholders’ Equity		Comprehensive Income
	(In millions, except for equity shares)

Balance at March 31, 2009	425,384,109	Rs.	4,253.8	Rs.	178,887.7	Rs.	34,845.9	Rs.	22,987.3	Rs.	8,523.0	Rs.	249,497.7	Rs.	555.4	Rs.	250,053.1
Shares issued upon exercise of options	1,973,415		19.8		1,537.2								1,557.0				1,557.0
Share based compensation					1,739.2								1,739.2				1,739.2
Dividends, including dividend tax							(4,986.0)						(4,986.0)				(4,986.0)
Transfer to statutory reserve
Net income							9,465.7						9,465.7		158.4		9,624.1	Rs.	9,624.1
Unrealized gain reclassified to earnings [net of tax Rs.(1,597.9)]											(3,103.1)		(3,103.1)				(3,103.1)		(3,103.1)
Change in the unrealized gain on available for sale securities, [net of tax Rs.(1,260.5)]											(2,565.6)		(2,565.6)				(2,565.6)		(2,565.6)

Foreign currency translation reserve											(3.4)		(3.4)				(3.4)		(3.4)

Comprehensive income																		Rs.	3,952.0
Comprehensive income attributable to HDFC Bank Limited																				Rs.	3,793.6
Comprehensive income attributable to Noncontrolling interest																					158.4

Total Comprehensive income																				Rs.	3,952.0

Balance at Sep 30, 2009	427,357,524	Rs.	4,273.6	Rs.	182,164.1	Rs.	39,325.6	Rs.	22,987.3	Rs.	2,850.9	Rs.	251,601.5	Rs.	713.8	Rs.	252,315.3

	Number of Equity Shares	Equity Share Capital		Additional Paid In Capital		Retained Earnings		Statutory Reserve		Accumulated Other Comprehensive Income (loss)		Total HDFC Bank Limited Shareholders’ Equity		Noncontrolling Interest		Total Shareholders’ Equity		Comprehensive Income
	(In millions, except for equity shares)

Balance at March 31, 2010	457,743,272	Rs.	4,577.4	Rs.	223,784.9	Rs.	47,059.1	Rs.	30,359.0	Rs.	(198.7)	Rs.	305,581.7	Rs.	872.5	Rs.	306,454.2
Shares issued upon exercise of options	4,861,578		48.6		5,175.5								5,224.1				5,224.1
Purchase of shares of subsidiaries					(11.3)								(11.3)		11.3		—
Share based compensation					1,835.4								1,835.4				1,835.4
Dividends, including dividend tax							(6,440.4)						(6,440.4)				(6,440.4)
Transfer to statutory reserve							(20.0)		20.0

Net income							18,302.5						18,302.5		157.9		18,460.4	Rs.	18,460.4
Unrealized gain reclassified to earnings [net of tax Rs.(278.9)]											(560.8)		(560.8)				(560.8)		(560.8)
Change in the unrealized gain on available for sale securities, [net of tax Rs.(1,911.2)]											(3,845.5)		(3,845.5)				(3,845.5)		(3,845.5)
Foreign currency translation reserve											(28.3)		(28.3)				(28.3)		(28.3)
Comprehensive income																			Rs.14,025.8

Comprehensive income attributable to HDFC Bank Limited																				Rs.	13,867.9
Comprehensive income attributable to Noncontrolling interest																					157.9

Total Comprehensive income																				Rs.	14,025.8

Balance at Sep 30, 2010	462,604,850	Rs.	4,626.0	Rs.	230,784.5	Rs.	58,901.2	Rs.	30,379.0	Rs.	(4,633.3)	Rs.	320,057.4	Rs.	1,041.7	Rs.	321,099.1

Balance at Sep 30, 2010	462,604,850	US$	103.8	US$	5,179.2	US$	1,321.8	US$	681.8	US$	(104.0)	US$	7,182.6	US$	23.4	US$	7,206.0	US$	314.8

See accompanying notes to condensed consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

These condensed consolidated financial statements should be read in conjunction with the financial statements of the Bank included in its Form 20-F filed with the Securities and Exchange Commission on September 30, 2010.

1. Summary of Significant Accounting Policies

a. Principles of Consolidation

The consolidated financial statements include the accounts of HDFC Bank Limited and its subsidiaries. The Bank consolidates subsidiaries in which, directly or indirectly, it holds more than 50% of the voting rights or has control. Entities in which the Bank holds 20% to 50% of the voting rights and/or has the ability to exercise significant influence are accounted for under the equity method. These investments are included in other assets and the Bank’s proportionate share of income or loss is included in Non-interest revenue, other. The Bank consolidates Variable Interest Entities (VIEs) where the Bank is determined to be the primary beneficiary under Financial Accounting Standard Board Accounting Standard Codification “FASB ASC” Topic 810 “Consolidation of Variable Interest Entities” [Formerly “Interpretation No. 46 (Revised)”]. All significant inter-company accounts and transactions are eliminated on consolidation.

b. Basis of Presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). US GAAP differs in certain material respects from accounting principles generally accepted in India, the requirements of India’s Banking Regulations Act and related regulations issued by the Reserve Bank of India (“RBI”) (collectively “Indian GAAP”), which form the basis of the statutory general purpose financial statements of the Bank in India. Principal differences insofar as they relate to the Bank include: determination of the allowance for credit losses, classification and valuation of investments, accounting for deferred income taxes, stock-based compensation, employee benefits, loan origination fees, derivative financial instruments, business combinations and the presentation format and disclosures of the financial statements and related notes.

c. Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses for the years presented. Actual results could differ from these estimates. Material estimates included in these financial statements that are susceptible to change include the allowance for credit losses, the valuation of unquoted investments, other than temporary impairment and valuation of derivatives.

d. Income Tax

The Bank estimates its income tax expense for the interim periods based on its best estimate of the expected effective income tax rate for the full year.

e. Revenue Recognition

Interest income from loans and from investments is recognized on an accrual basis when earned except in respect of loans or investments placed on non-accrual status, where it is recognized when received. The Bank generally does not charge upfront loan origination fees. Nominal application fees are charged which offset the related costs incurred.

Fees and commissions from guarantees issued are amortized over the contractual period of the commitment, provided the amounts are collectible.

Dividends are recognized when declared.

Realized gains and losses on sale of securities are recorded on the trade date and are determined using the weighted average cost method.

Other fees and income are recognized when earned, which is when the service that results in the income has been provided. The Bank amortizes annual fees on credit cards over the contractual period of the fees.

f. Convenience Translation

The accompanying financial statements have been expressed in Indian rupees (“Rs.”), the Bank’s functional currency. For the convenience of the reader, the financial statements as of and for the period ended September 30, 2010 have been translated into U.S. dollars at US$1.00 = Rs. 44.56 based on the noon buying rate for cable transfers on September 30, 2010 as certified for customs purposes by the Federal Reserve Bank of New York. Such translation should not be construed as a representation that the rupee amounts have been or could be converted into United States dollars at that or any other rate, or at all.

g. Recently Adopted Accounting Standards

In June 2009, the FASB issued SFAS 166, Accounting for Transfers of Financial Assets, an amendment of FASB Statement No. 140 (now incorporated into ASC 860, Transfers and Servicing). It eliminates the concept of a “qualifying special-purpose entity” (QSPEs), changes the requirements for derecognizing financial assets, and requires additional disclosures. This codification is effective for fiscal years that begin after November 15, 2009. The Bank adopted the provisions of this codification effective April 1, 2010.

In June 2009, the FASB issued SFAS 167, Amendments to FASB Interpretation No. 46(R) (now incorporated into ASC 810, Consolidation). This codification details three key changes to the consolidation model. First, former QSPEs will now be included in the scope of SFAS 167. In addition, the FASB has changed the method of analyzing which party to a variable interest entity (VIE) should consolidate the VIE (known as the primary beneficiary) to a qualitative determination of which party to the VIE has “power” combined with potentially significant benefits or losses, instead of the current quantitative risks and rewards model. The entity that has power has the ability to direct the activities of the VIE that most significantly impact the VIE’s economic performance. Finally, the new standard requires that the primary beneficiary analysis be re-evaluated whenever circumstances change. The current guidance requires reconsideration of the primary beneficiary only when specified reconsideration events occur. The Bank adopted the provisions of this codification effective April 1, 2010.

In August 2009, the FASB issued ASU 2009-05 to provide guidance on measuring the fair value of liabilities under ASC 820. This ASU provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques: 1. A valuation technique that uses quoted prices for similar liabilities (or an identical liability) when traded as assets. 2. Another valuation technique that is consistent with the principles of ASC 820. This ASU also clarifies that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required, are Level 1 fair value measurements. The guidance provided in ASU 2009-05 is effective for first reporting period (including interim periods) beginning after August 2009. The Bank adopted the provisions of this codification effective April 1, 2010. The adoption of this ASU did not have an impact on the Bank’s consolidated financial position or results of operations since it requires only additional disclosures.

In January 2010, the FASB issued ASU 2010-06 Improving Disclosures about Fair Value Measurements and Disclosures. This ASU requires disclosing the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and to describe the reasons for the transfers. The disclosures are effective for reporting periods beginning after December 15, 2009. Additionally, disclosures of the gross purchases, sales, issuances and settlements activity in Level 3 fair value measurements will be required for fiscal years beginning after December 15, 2010. This ASU requires only additional disclosures. The Bank adopted the provisions of disclosing significant transfers in and out of Level 1 and Level 2 effective April 1, 2010. The Bank would also adopt disclosures of the gross purchases, sales, issuance and settlements activity in Level 3 fair value measurements from April 1, 2011. The adoption of this ASU has no material impact on the Bank’s consolidated financial position or results of operations since it requires only additional disclosures.

In April 2010, FASB issued ASU 2010-18, Effect of a Loan Modification When the Loan is Part of a Pool That is Accounted for as a Single Asset. This ASU provides that modifications of loans that are accounted for within a pool under ASC 310-30 do not result in the removal of those loans from the pool even if the modification of those loans would otherwise be considered a troubled debt restructuring. An entity will continue to be required to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool change. This update does not affect the accounting for loans that are not accounted for within pools. The guidance contained in this update is effective for interim and annual reporting periods ending on or after July 15, 2010. The Bank adopted the provisions of this codification effective April 1, 2010. The adoption of this ASU did not have a material impact on the Bank’s consolidated financial position or results of operations.

h. Recently issued accounting pronouncements not yet effective

In July 2010, FASB issued ASU 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. This ASU requires additional disclosures about a company’s allowance for credit losses and the credit quality of the loan portfolio. The additional disclosures include a rollforward of the allowance for credit loss on a disaggregated basis and more information, by type of receivable, on credit quality indicators including aging and troubled debt restructurings as well as significant purchases and sales. The guidance contained in this update is effective for interim and annual reporting periods ending on or after December 15, 2010. This new accounting guidance does not change the accounting model, and accordingly, will have no impact on the Bank’s consolidated financial position or results of operations.

In December 2010, FASB issued Accounting Standards Update No. 2010-29, Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. This new accounting guidance does not change the accounting model, and accordingly, will have no impact on the Bank’s consolidated financial position or results of operations.

2.a) Investments, available for sale

The portfolio of available for sale securities at March 31, 2010 and September 30, 2010 was as follows:

	As of March 31, 2010
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	469,589.1	Rs.	2,744.2	Rs.	3,079.7	Rs.	469,253.6
Securities issued by Government of India sponsored institutions		928.2		59.7		—		987.9
State government securities		494.6		8.1		—		502.7
Securities issued by state government sponsored institutions		19.7		0.2		—		19.9
Credit substitutes		2,429.2		47.1		—		2,476.3
Other corporate/financial institution bonds		603.6		3.4		—		607.0

Debt securities, other than asset and mortgage-backed securities		474,064.4		2,862.7		3,079.7		473,847.4
Mortgage-backed securities		6,171.9		90.6		36.2		6,226.3
Asset-backed securities		662.8		19.4		—		682.2
Other securities		639.7		3.2		—		642.9

Total	Rs.	481,538.8	Rs.	2,975.9	Rs.	3,115.9	Rs.	481,398.8

Securities with gross unrealized losses							Rs.	241,461.1
Securities with gross unrealized gains								239,937.7

							Rs.	481,398.8

	As of September 30, 2010
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	545,658.2	Rs.	461.1	Rs.	6,900.4	Rs.	539,218.9
Securities issued by Government of India sponsored institutions		929.2		40.3		—		969.5
State government securities		352.2		3.2		0.2		355.2
Securities issued by state government sponsored institutions		9.8		0.1		0.1		9.8
Credit substitutes		7,640.2		31.4		6.3		7,665.3
Other corporate/financial institution bonds		943.5		2.2		—		945.7

Debt securities, other than asset and mortgage-backed securities		555,533.1		538.3		6,907.0		549,164.4
Mortgage-backed securities		5,310.1		126.1		14.0		5,422.2
Asset-backed securities		315.0		16.3		—		331.3
Other securities		566.9		—		—		566.9

Total	Rs.	561,725.1	Rs.	680.7	Rs.	6,921.0	Rs.	555,484.8

Total	US$	12,606	US$	15.3	US$	155.3	US$	12,466.0

Securities with gross unrealized losses							Rs.	484,334.9
Securities with gross unrealized gains								71,149.9

							Rs.	555,484.8

							US$	12,466.0

AFS investments of Rs. 469,761.3 million and Rs. 539,574.1 million as of March 31, 2010 and September 30, 2010, respectively, are eligible for placement towards the Bank’s statutory liquidity ratio requirements. These balances are subject to withdrawal and usage restrictions, but may be freely traded by the Bank within those restrictions. Of these investments Rs. 384,318.2 million as of March 31, 2010 and Rs.382,508.6 million as of September 30, 2010 respectively, were kept as margins for clearing, collateral borrowing and lending obligation (CBLO) and real time gross settlement (RTGS). These have been kept with the Clearing Corporation of India Limited and RBI.

The Bank conducts a review each year to identify and evaluate investments that have indications of possible impairment. An investment in an equity or debt security is impaired if its fair value falls below its cost and the decline is considered other than temporary. Factors considered in determining whether a loss is temporary include length of time and extent to which fair value has been below cost, the financial condition and near term prospects of the issuer, and the Bank’s ability and intent to hold the investment for a period sufficient to allow for any anticipated recovery. The Bank evaluated the impaired investments and has fully recognized an expense of Rs. 28.6 million and Rs. 49.3 million as other than temporary impairment in six months period ended September 30, 2009 and September 30, 2010, respectively. The Bank believes that the other unrealized losses on its investments in equity and debt securities as of September 30, 2010 are temporary in nature. The Bank’s review of impairment generally entails:

•	identification and evaluation of investments that have indications of possible impairment;

•	analysis of individual investments that have fair values of less than 95% of amortized cost, including consideration of the length of time the investment has been in an unrealized loss position;

•	analysis of evidential matter, including an evaluation of factors or triggers that would or could cause individual investments to have other than temporary impairment; and

•	documentation of the results of these analyses, as required under business policies.

During the year ended September 30, 2010 the Bank did not hold any debt securities with credit losses for which a portion of other-than-temporary impairment was recognized in other comprehensive income.

The gross unrealized losses and fair value of available for sale securities at March 31, 2010 is as follows:

	As of March 31, 2010
	Less Than 12 Months				12 Months or Greater				Total
	Fair Value		Unrealized Losses		Fair Value		Unrealized Losses		Fair Value		Unrealized Losses
	(In millions)
Government of India securities	Rs.	221,038.8	Rs.	2,605.4	Rs.	17,480.2	Rs.	474.3	Rs.	238,519.0	Rs.	3,079.7
State government securities		11.6		—		—		—		11.6		—
Securities issued by state government sponsored institutions		4.9		—		—		—		4.9		—

Debt securities		221,055.3		2,605.4		17,480.2		474.3		238,535.5		3,079.7
Mortgage-backed securities		2,925.6		36.2		—		—		2,925.6		36.2

Total	Rs.	223,980.9	Rs.	2,641.6	Rs.	17,480.2	Rs.	474.3	Rs.	241,461.1	Rs.	3,115.9

The gross unrealized losses and fair value of available for sale securities at September 30, 2010 was as follows:

	As of September 30, 2010
	Less Than 12 Months				12 Months or Greater				Total
	Fair Value		Unrealized Losses		Fair Value		Unrealized Losses		Fair Value		Unrealized Losses
	(In millions)
Government of India securities	Rs.	372,189.4	Rs.	3,996.3	Rs.	105,437.4	Rs.	2,904.1	Rs.	477,626.8	Rs.	6,900.4
State government securities		108.4		0.1		12.1		0.1		120.5		0.2
Securities issued by state government sponsored institutions		4.9		0.1		—		—		4.9		0.1

Credit substitute		5,491.5		6.3		—		—		5,491.5		6.3
Other corporate/financial institution bonds		39.3		—		—		—		39.3		—

Debt securities		377,833.5		4,002.8		105,449.5		2,904.2		483,283.0		6,907.0
Mortgage-backed securities		1,051.9		14.0		—		—		1,051.9		14.0

Total	Rs.	378,885.4	Rs.	4,016.8	Rs.	105,449.5	Rs.	2,904.2	Rs.	484,334.9	Rs.	6,921.0

Total	US$	8,502.8	US$	90.1	US$	2,366.5	US$	65.2	US$	10,869.3	US$	155.3

The contractual residual maturity of available for sale debt securities other than asset and mortgage-backed securities as of September 30, 2010 is set out below:

	As of September 30, 2010
	Amortized Cost		Fair Value		Fair Value
	(In millions)
Within one year	Rs.	113,618.0	Rs.	113,430.9	US$	2,545.6
Over one year through five years		274,490.8		271,337.5		6,089.2
Over five years through ten years		107,689.2		105,899.4		2,376.6
Over ten years		59,735.1		58,496.6		1,312.8

Total	Rs.	555,533.1	Rs.	549.164.4	US$	12,324.2

Gross realized gains and gross realized losses from sales of available for sale securities and dividends and interest on such securities are set out below:

	Six months period ended September 30,
	2009		2010		2010
	(In millions)

Gross realized gains on sale		Rs. 4,550.3	Rs.	979.7	US$	22.0
Gross realized losses on sale		(216.9)		(564.6)		(12.7)

Realized gains (losses), net		4,333.4		415.1		9.3
Dividends and interest		17,412.5		18,442.8		413.9

Total	Rs.	21,745.9	Rs.	18,857.9	US$	423.2

2.b) Investments, held to maturity

There were no HTM securities as of March 31, 2010 and September 30, 2010.

Under Indian GAAP transfer from an HTM portfolio to an AFS portfolio is permitted by RBI regulations once every year and the Bank has made transfers in accordance with these regulations. However, the Bank has not established an HTM portfolio under US GAAP and therefore the investment classification made under U.S. GAAP and Indian GAAP varies materially.

3. Loans

Changes in the allowance for credit losses are as follows:

	As of March 31, 2010	As of September 30, 2010	As of September 30, 2010
	(In millions)
Specific allowance for credit losses, beginning of period	Rs. 13,220.6	Rs. 13,820.3	US$	310.1
Gross allowance for credit losses (including on acquisition of CBoP)	20,975.4	4,784.4		107.4
Allowance no longer required due to:
Cash recoveries	(1,391.5)	(404.2)		(9.1)
Write-offs	(18,984.2)	(4,495.9)		(100.9)
Specific allowance for credit losses, end of period	Rs. 13,820.3	Rs. 13,704.6	US$	307.5
Unallocated allowance for credit losses, beginning of period	11,330.3	9,940.3		223.1
Additions during the period (including on acquisition of CBoP)	(1,390.0)	(477.6)		(10.7)
Unallocated allowance for credit losses, end of period	9,940.3	9,462.7		212.4

Total allowance for credit losses, end of period	Rs. 23,760.6	Rs. 23,167.3	US$	519.9

4. Segment information

The Bank operates in three reportable segments: wholesale banking, retail banking and treasury services. Substantially all operations and assets are based in India.

The retail banking segment serves retail customers through a branch network and other delivery channels. This segment raises deposits from customers and makes loans, provides credit cards and debit cards, distributes third-party financial products such as mutual funds and insurance, and provides advisory services to such customers. Revenues of the retail banking segment are derived from interest earned on retail loans, fees for banking and advisory services, profit from foreign exchange and derivative transactions and interest earned for surplus funds. Expenses of this segment are primarily comprised of interest expense on deposits, infrastructure and premises expenses for operating the branch network and other delivery channels, personnel costs, other direct overheads and allocated expenses. The Bank’s retail banking loan products include loans to small and medium enterprises for commercial vehicles, construction equipment and other business purposes. Such grouping ensures optimum utilization and deployment of specialized resources in the retail banking business.

The wholesale banking segment provides loans and transaction services to corporate customers. Loans to small and medium enterprises for commercial vehicles, construction equipment and other business purposes are included in the retail banking segment as discussed above. Revenues of the wholesale banking segment consist of interest earned on loans made to corporate customers, investment income from credit substitutes, interest earned on the cash float arising from transaction services, fees from such transaction services and profits from foreign exchange and derivative transactions with wholesale banking customers. The principal expenses of the segment consist of interest expense on funds borrowed from other segments, premises expenses, personnel costs, other direct overheads and allocated expenses.

The treasury services segment undertakes trading operations on the proprietary account, foreign exchange operations and derivatives trading both on the proprietary account and customer flows. Revenues of the treasury services segment primarily consist of fees and gains and losses from trading operations. Revenues from foreign exchange and derivative operations and customer flows are classified under the retail or wholesale segments depending on the profile of the customer.

Segment income and expenses include certain allocations.

Directly identifiable overheads are attributed to a segment at actual amounts incurred. Indirect shared costs, principally corporate office expenses, are generally allocated equally to each segment.

Summarized segment information for the six-month periods ended September 30, 2009 and 2010 is as follows:

	Six-months ended September 30, 2009								Six-months ended September 30, 2010
	Retail Banking		Wholesale Banking		Treasury Services		Total		Retail Banking		Wholesale Banking		Treasury Services		Total		Total
	(In millions)								(In millions)
Net interest revenue	Rs.	32,500.8	Rs.	3,511.7	Rs.	1,509.3	Rs.	37,521.8	Rs.	41,524.7	Rs.	7,623.5	Rs.	306.4	Rs.	49,454.6	US$	1,109.8
Less: Provision for credit losses		12,939.2		1,379.7		—		14,318.9		2,618.1		1,284.6		—		3,902.7		87.6

Net interest revenue, after allowance for credit losses		19,561.6		2,132.0		1,509.3		23,202.9		38,906.6		6,338.9		306.4		45,551.9		1,022.2
Non-interest revenue		14,232.0		3,096.3		6,381.2		23,709.5		18,261.2		3,153.0		(24.2)		21,390.0		480.0
Non-interest expense		(28,478.4)		(3,626.3)		(361.3)		(32,466.0)		(33,836.5)		(4,521.8)		(373.4)		(38,731.7)		(869.2)

Income before income tax		5,315.2		1,602.0		7,529.2		14,446.4		23,331.3		4,970.1		(91.2)		28,210.2		633.0

Segment assets:
Segment average total assets	Rs.	892,484.0	Rs.	963,702.1	Rs.	68,497.3	Rs.	1,924,683.4	Rs.	1,114,947	Rs.	1,221,303	Rs.	72,316	Rs.	2,408,567	US$	54,052.2

5. Stock-based compensation

For details of the Bank’s employee stock option scheme refer to the Bank’s Form 20-F filed with the Securities and Exchange Commission on September 30, 2010.

The fair value of options has been estimated on the dates of each grant using a binomial option pricing model with the following assumptions:

	Six months ended September 30,
	2009	2010*
Dividend yield	0.69%	—
Expected volatility	49.86%	—
Risk—free interest rate	4.76%-7.32%	—
Expected lives	1-5 years	—

*	No employee stock options granted during the period

a)	Employees stock option schemes (Plan A, Plan B, Plan C and Plan D)

Activity in the options available to be granted under the Employee Stock Option Scheme is as follows:

	Options available to be granted
	Six months ended September 30, 2009	Six months ended September 30, 2010
Options available to be granted, beginning of year	10,051,700	2,946,500
Options granted	(5,414,750)	—
Forfeited/lapsed	34,200	182,600

Options available to be granted, end of period	4,671,150	3,129,100

Activity in the options outstanding under the Employee Stock Option Scheme is as follows:

	Six months ended September 30, 2009			Six months ended September 30, 2010
	Options	Weighted Average Exercise Price		Options	Weighted Average Exercise Price
Options outstanding, beginning of year	16,633,800	Rs.	1,041.46	18,962,300	Rs.	1,199.17
Granted	5,414,750		1,446.10	—		—
Exercised	(1,303,900)		842.84	(4,476,800)		1,076.30
Forfeited	(34,200)		1,013.37	(177,500)		1,603.51
Lapsed	—		—	(5,100)		364.90

Options outstanding, end of period	20,710,450	Rs.	1,115.28	14,302,900	Rs.	1,232.90

Options exercisable, end of period	12,583,000	Rs.	992.34	12,596,650	Rs.	1,168.98

Weighted average fair value of options granted during the period		Rs.	569.82		Rs.	—

The following summarizes information about stock options outstanding as of September 30, 2010:

Plan	Range of exercise price	As of September 30, 2010
		Number Of Shares Arising Out Of Options	Weighted Average Remaining Life	Weighted Average Exercise Price
Plan A	Rs. 366.3 (US$ 8.2)	18,000	1.77	366.30
Plan B	Rs. 358.6 to Rs. 1,098.7 (US$ 8.0 to US$ 24.7)	1,725,900	2.79	976.10
Plan C	Rs. 630.6 to Rs. 1,098.7 (US$ 14.2 to US$ 24.7)	2,415,800	2.60	892.39
Plan D	Rs. 1,098.7 to Rs. 1,704.8 (US$ 24.7 to US$ 38.3)	10,143,200	3.99	1,359.23

The intrinsic value of options exercised for the six months ended September 30, 2009 and September 30, 2010 was Rs. 3.3 million and Rs. 10.0 million, respectively. The aggregate intrinsic value of options outstanding as at September 30, 2009 and September 30, 2010 was Rs. 40.9 million and Rs. 88.3 million, respectively. The aggregate value of options exercisable for the six months ended September 30, 2009 and September 30, 2010 was Rs. 24.3 million and Rs. 19.8 million, respectively. Total stock compensation cost (including on modification) recognized under these plans was Rs. 1,437.3 million and Rs. 1,835.4 million during the six months ended September 30, 2009 and September 30, 2010. As at September 30, 2010, the total estimated compensation cost to be recognized in future periods was Rs. 439.5 million. This is expected to be recognized over a weighted average period of 0.42 years.

b) Employees Stock Option Schemes issued on acquisition of CBoP (Key ESOP-2004, General ESOP-2004 and General ESOP-2007)

Activity in the options outstanding under the Employee Stock Option Scheme is as follows:

	Six months ended September 30, 2009			Six months ended September 30, 2010
	Options	Weighted Average Exercise Price		Options	Weighted Average Exercise Price
Options outstanding, beginning of year	2,960,227	Rs.	1,163.4	1,543,780	Rs.	1,006.1
Exercised	(669,515)		684.1	(384,778)		1,054.6
Forfeited	(30,568)		1,084.7	—		—

Options outstanding, end of period	2,260,144	Rs.	984.1	1,159,002	Rs.	990.0

Options exercisable, end of period	1,970,798	Rs.	964.9	1,159,002	Rs.	990.0

The following summarizes information about stock options outstanding as of September 30, 2010:

Plan	Range of exercise price
		Number Of Shares Arising Out Of Options	Weighted Average Remaining Life	Weighted Average Exercise Price
Key ESOP-2004	Rs. 116.0 (US$ 2.6)	64,816	2.54	Rs.	116.0
General ESOP-2004	Rs. 442.3 to Rs. 859.9 (US$ 9.9 to US$ 19.39)	292,438	3.10	Rs.	633.8
General ESOP-2007	Rs. 1,162.9 to Rs. 1,258.6 (US$ 26.1 to US$ 28.2)	801,748	3.48	Rs.	1,190.6

The intrinsic value of options exercised for the six months ended September 30, 2009 and September 30,2010 was Rs. 466.9 million and Rs.125.8 million, respectively. The aggregate intrinsic value of options outstanding as at September 30, 2009 and September 30, 2010 was Rs. 898.2 million and Rs. 453.7 million, respectively. The aggregate value of options exercisable for the six months ended September 30, 2009 and September 30, 2010 was Rs. 821.0 million and Rs.453.7 million, respectively. Total stock compensation cost (including on modification) recognized under these plans was Rs. 301.7 million and Nil during the six months ended September 30, 2009 and September 30, 2010, respectively. As at September 30, 2010, the total estimated compensation cost to be recognized in future periods was Nil.

6. Commitments and contingent liabilities

Capital commitments

The Bank has entered into committed capital expenditure contracts, principally for branch expansion and technology upgrades. The estimated amounts of such capital expenditure contracts remaining to be executed as of March 31, 2010 and September 30, 2010 aggregated Rs. 1,628.1 million and Rs. 1,788.7 million, respectively.

Contingencies

The Bank is party to various legal proceedings in the normal course of business. Some of the provisions of indirect tax laws that have been recently promulgated remain open to interpretations. The Bank estimates the provision for these indirect taxes since no precedents exist which could be used as points of reference. The amount of claims against the Bank which are not acknowledged as debts as of September 30, 2010 aggregated to Rs. 345.3 million. The Bank does not expect the outcome of these proceedings to have a material adverse effect on the Bank’s results of operations, financial condition or cash flows. The Bank intends to vigorously defend these claims. Although the results of legal actions cannot be predicted with certainty, it is the opinion of management, after taking appropriate legal advice, that the likelihood of these claims becoming obligations of the Bank is remote and hence the resolution of these actions will not have a material adverse effect, if any, on the Bank’s business, financial condition or results of operations.

7. Financial instruments

Foreign exchange and derivative contracts

The Bank enters into forward exchange contracts, currency options, forward rate agreements, currency swaps and rupee interest rate swaps with inter-bank participants for its own account and for customers. These transactions enable customers to transfer, modify or reduce their foreign exchange and interest rate risks.

Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest in one currency against another currency and the exchange of the principal amount based on predetermined rates. Rupee interest rate swaps are commitments to exchange fixed and floating rate cash flows in rupees.

The market and credit risk associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. Market risk is the exposure created by movements in interest rates and exchange rates, during the tenure of the transaction. The extent of market risk affecting such transactions depends on the type and nature of the transaction, the value of the transaction and the extent to which the transaction is uncovered. Credit risk is the exposure to loss in the event of default by counter-parties. The extent of loss on account of a counter-party default will depend on the replacement value of the contract at the ongoing market rates.

The Bank uses its pricing models to determine fair values of its derivative financial instruments. These models use market inputs that are observable directly or indirectly.

The following table presents the aggregate notional principal amounts of the Bank’s outstanding foreign exchange and interest rate derivative contracts as of March 31, 2010 and September 30, 2010, together with the fair values on each reporting date.

	As of March 31, 2010
	Notional		Gross Assets		Gross Liabilities		Net Fair Value
	(In millions)
Interest rate derivatives	Rs.	2,020,529.7	Rs.	14,250.4	Rs.	15,811.2	Rs.	(1,560.8)
Forward rate agreements		1,796.0		15.0		14.9		0.1
Currency options		372,863.7		11,833.8		12,426.1		(592.3)
Currency swaps		26,820.8		1,625.0		449.2		1,175.8
Forward exchange contracts		2,281,083.5		50,205.0		46,624.7		3,580.3

Total	Rs.	4,703,093.7	Rs.	77,929.2	Rs.	75,326.1	Rs.	2,603.1

	As of September 30, 2010
	Notional		Gross Assets		Gross Liabilities		Net Fair Value		Notional		Fair Value
	(In millions)
Interest rate derivatives	Rs.	2,717,708.5	Rs.	12,122.1	Rs.	14,374.0	Rs.	(2,251.9)	US$	60,989.9	US$	(50.5)
Forward rate agreements		898.8		8.5		8.4		0.1		20.2		—
Currency options		217,592.2		8,323.9		8,555.1		(231.2)		4,883.1		(5.2)
Currency swaps		29,927.6		1,131.7		682.6		449.1		671.6		10.1
Forward exchange contracts		2,939,919.2		43,703.3		40,862.8		2,840.5		65,976.6		63.7

Total	Rs.	5,906,046.3	Rs.	65,289.5	Rs.	64,482.9	Rs.	806.6	US$	132,541.4	US$	18.1

The Bank has not designated the above contracts as accounting hedges and accordingly the contracts are recorded at fair value on the balance sheet with changes in fair value recorded in earnings. The gross assets and the gross liabilities are recorded in ‘other assets’ and ‘accrued expenses and other liabilities’, respectively.

The following table summarizes certain information related to Derivative amounts recognized in income.

	Non-interest revenue, net - Derivatives
	(In millions)
Interest rate derivatives	Rs.	(1,147.1)	US$	(25.7)
Forward rate agreements		(0.1)		—
Currency options		487.2		10.9
Currency swaps		(773.8)		(17.4)
Forward contracts		(2,550.7)		(57.2)

Total		(3,984.5)		(89.4)

Guarantees

As a part of its commercial banking activities, the Bank has issued guarantees and documentary credits, such as letters of credit, to enhance the credit standing of its customers. These generally represent irrevocable assurances that the Bank will make payments in the event that the customer fails to fulfill his financial or performance obligations. Financial guarantees are obligations to pay a third party beneficiary where a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third party beneficiary where a customer fails to perform a non-financial contractual obligation.

The credit risks associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments.

In terms of FASB ASC 460.10 (formerly FIN No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”) the Bank has recognized a liability of Rs. 674.6 million as of September 30, 2010 in respect of guarantees issued or modified after December 31, 2002. Based on historical trends, in terms of FASB ASC 450 (formerly SFAS No. 5 “Accounting For Contingencies”) the Bank has recognized a liability of Rs. 346.6 million as of September 30, 2010.

Details of guarantees and documentary credits outstanding are set out below:

	As of March 31, 2010		As of September 30, 2010
			(In millions)
Nominal values:
Bank guarantees:
Financial guarantees	Rs.	58,053.1	Rs.	62,118.3	US$	1,394.0
Performance guarantees		40,808.9		44,169.0		991.2
Documentary credits		128,152.6		133,224.9		2,989.8

Total	Rs.	227,014.6	Rs.	239,512.2	US$	5,375.0

Estimated fair values:
Guarantees	Rs.	(615.6)	Rs.	(674.6)	US$	(15.1)
Documentary credits		(166.7)		(156.9)		(3.5)

Total	Rs.	(782.3)	Rs.	(831.5)	US$	(18.6)

As part of its risk management activities, the Bank continuously monitors the credit-worthiness of customers as well as guarantee exposures. If a customer fails to perform a specified obligation, a beneficiary may draw upon the guarantee by presenting documents in compliance with the guarantee. In that event the Bank makes payment on account of the defaulting customer to the beneficiary up to the full notional amount of the guarantee. The customer is obligated to reimburse the Bank for any such payment. If the customer fails to pay, the Bank liquidates any collateral held and sets off accounts; if insufficient collateral is held, the Bank recognizes a loss.

Loan sanction letters

The Bank issues sanction letters indicating its intent to provide new loans to certain customers. The aggregate amount of the loans contemplated in these letters that have not yet been made was Rs. 276,361.9 million as of September 30, 2010. If the Bank were to make such loans, the interest rates would be dependent on the lending rates in effect when the loans were disbursed. The Bank has no commitment to lend under these letters. Among other things, the making of a loan is subject to a review of the creditworthiness of the customer at the time the customer seeks to borrow, at which time the Bank has the unilateral right to decline to make the loan.

8. Estimated fair value of financial instruments

The Bank’s financial instruments include financial assets and liabilities recorded on the balance sheet, including instruments such as foreign exchange and derivative contracts. Management uses its best judgment in estimating the fair value of the Bank’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of all the amounts the Bank could have realized in a sales transaction as of March 31, 2010 and September 30, 2010. The estimated fair value amounts as of March 31, 2010 and September 30, 2010 have been measured as of the respective year ends, and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.

Financial instruments valued at carrying value:

The respective carrying values of certain on-balance-sheet financial instruments approximated their fair value. These financial instruments include cash and amounts due from banks, interest-bearing deposits in banks, securities purchased and sold under resale and repurchase agreements, accrued interest receivable, short-term borrowings, acceptances, accrued interest payable, and certain other assets and liabilities that are considered financial instruments. Carrying values were assumed to approximate fair values for these financial instruments as they are short-term in nature and their recorded amounts approximate fair values or are receivable or payable on demand.

Trading securities:

Trading securities are carried at fair value based on quoted market prices. If quoted market prices did not exist, fair values were estimated using the market yield on the balance period to maturity on similar instruments and similar credit risks.

Available for sale securities:

Available for sale investments are principally comprise of debt securities and are carried at fair value. Such fair values were based on quoted market prices, if available. If quoted market prices did not exist, fair values were estimated using a market yield on the balance period to maturity on similar instruments and similar credit risks. The fair values of asset backed and mortgage backed securities is estimated based on revised estimated cash flows at each balance sheet date, discounted at current market pricing for transactions with similar risk. For more information on the fair value of these securities, refer to Note 2.

Loans:

The fair values of consumer installment loans and other consumer loans that do not reprice frequently were estimated using discounted cash flow models. The discount rates were based on current market pricing for loans with similar characteristics and risk factors. Since substantially all individual lines of credit and other variable rate consumer loans reprice frequently, with interest rates reflecting current market pricing, the carrying values of these loans approximate their fair values.

The fair values of commercial loans that do not reprice or mature within relatively short time frames were estimated using discounted cash flow models. The discount rates were based on current market interest rates for loans with similar remaining maturities and credit ratings. For commercial loans that reprice within relatively short time frames, the carrying values approximate their fair values.

For purposes of these fair value estimates, the fair values of impaired loans were computed by deducting an estimated market discount from their carrying values to reflect the uncertainty of future cash flows.

Deposits:

The fair value of demand deposits, savings deposits, and money market deposits without defined maturities are the amounts payable on demand. For deposits with defined maturities, the fair values were estimated using discounted cash flow models that apply market interest rates corresponding to similar deposits and timing of maturities.

Long-term debt:

The fair values of the Bank’s unquoted long-term debt instruments were calculated based on a discounted cash flow model. The discount rates were based on yield curves appropriate for the remaining maturities of the instruments.

Term placements:

The fair values of term placements were estimated using discounted cash flow models. The discount rates were based on current market pricing for placements with similar characteristics and risk factors.

A comparison of the fair values and carrying values of financial instruments other than derivatives is set out below:

	As of March 31, 2010				As of Sept 30, 2010
	Carrying Value		Estimated Fair Value		Carrying Value		Carrying Value		Estimated Fair Value		Estimated Fair Value
	(In millions)
Financial assets:
Cash and cash equivalents	Rs.	297,558.5	Rs.	297,558.5	Rs.	203,004.2	US$	4,555.7	Rs.	203,004.2	US$	4,555.7
Term placements		58,166.3		58,126.8		66,037.1		1,482.0		65,907.2		1,479.1
Investments held for trading		28,158.8		28,158.8		17,704.5		397.3		17,704.5		397.3
Investments available for sale		481,398.8		481,398.8		555,484.8		12,466.0		555,484.8		12,466.0
Securities purchased under agreements to resell		20,000.0		20,000.0		4,011.1		90.0		4,011.1		90.0
Loans		1,297,180.4		1,310,088.0		1,596,895.6		35,836.8		1,610,561.8		36,143.7
Accrued interest receivable		13,767.3		13,767.3		14,280.3		320.5		14,280.3		320.5
Financial liabilities:
Interest-bearing deposits		1,301,046.0		1,305,346.0		1,558,608.9		34,977.8		1,563,252.2		35,082.0
Non-interest-bearing deposits		371,354.3		371,354.3		392,349.5		8,805.0		392,349.5		8,805.0
Securities sold under repurchase agreements		—		—		7,000.0		157.1		7,000.0		157.1
Short-term borrowings		98,165.0		98,165.0		75,742.2		1,699.8		75,742.2		1,699.8
Accrued interest payable		19,964.2		19,964.2		30,047.6		674.3		30,047.6		674.3
Long-term debt		75,854.4		78,134.1		87,444.0		1,962.4		88,684.4		1,990.2

9. Earnings per equity share

A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share has been provided below. Potential equity shares aggregating to Nil were excluded from the calculation of diluted earnings per share for the six months ended September 30, 2010.

	As of September 30,
	2009	2010
Weighted average number of equity shares used in computing basic earnings per equity share	426,094,729	459,664,452
Effect of potential equity shares for stock options outstanding	4,650,130	6,892,728

Weighted average number of equity shares used in computing diluted earnings per equity share	430,744,859	466,557,180

For the purpose of determining the weighted average number of equity shares outstanding, the Bank treats cash received from optionees who exercise their option as issued equity shares even if the administrative formalities to allocate equity shares have not been completed.

The following are reconciliations of basic and diluted earnings per equity share and earnings per ADS:

	Six months ended September 30,
	2009		2010		2010
Basic earnings per share	Rs.	22.22	Rs.	39.82	US$	0.89
Effect of potential equity shares for stock options outstanding		0.24		0.59		0.01

Diluted earnings per share	Rs.	21.98	Rs.	39.23	US$	0.88

Basic earnings per ADS	Rs.	66.66	Rs.	119.46	US$	2.68
Effect of potential equity shares for stock options outstanding		0.72		1.77		0.04

Diluted earnings per ADS	Rs.	65.94	Rs.	117.69	US$	2.64

10. Regulatory capital and capital adequacy

The Bank’s regulatory capital and capital adequacy ratios, which are measured in accordance with Indian GAAP and calculated under Basel II frameworks, are as follows:

	As of March 31, 2010		As of September 30, 2010
	(In millions)
Tier 1 capital	Rs.	205,488.5	Rs.	224,314.3	US$	5,033.9
Tier 2 capital		64,919.4		76,984.3		1,727.7

Total capital	Rs.	270,407.9	Rs.	301,298.6	US$	6,761.6

Total risk weighted assets and contingents	Rs.	1,549,830.1	Rs.	1,770,079.1	US$	39,723.5

Capital ratios of the Bank:
Tier 1		13.26%		12.67%		12.67%
Total capital		17.44%		17.02%		17.02%
Minimum capital ratios required by the RBI:

Tier 1		6.00%		6.00%		6.00%
Total capital		9.00%		9.00%		9.00%

10. Long-term debt

Long-term debt as of March 31, 2010 and September 30, 2010 was comprised of the following:

	As of March 31, 2010		As of September 30, 2010
	(In millions)
Subordinated debt	Rs.	63,531.0	Rs.	73,964.5	US$	1,659.9
Others		12,323.4		13,479.5		302.5

Total	Rs.	75,854.4	Rs.	87,444.0	US$	1,962.4

The scheduled maturities of long-term debt are set out below:

	As of September 30, 2010
	(In millions)
Due during the twelve months ending September 30:
2011	Rs.	5,187.2	US$	116.4
2012		4,125.8		92.6
2013		1,868.8		41.9
2014		4,140.0		92.9
2015		6,450.0		144.7
Thereafter (1)		63,672.2		1,428.9

Total	Rs.	85,444.0	US$	1,917.4

(1)	The scheduled maturities of long-term debt do not include perpetual bonds of Rs. 2.0 billion.

11. Fair value measurement

FASB Accounting Standards Codification “ASC” 820 (Topic 820) Fair Value Measures and Disclosures (formerly “SFAS No. 157”), defines fair value, establishes a framework for measuring fair value in US GAAP, and expands disclosures about fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level of input	Definition
Level 1	Unadjusted quoted market prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities.

Level 2	Quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3	Inputs that are both significant to the fair value measurement and unobservable (i.e. supported with little or no market activity).

The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy. These valuation methodologies were applied to all of the Bank’s financial assets and financial liabilities carried at fair value. In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Bank’s creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

I. Financial assets and financial liabilities measured at fair value on a recurring basis:

Available for Sale Securities: Available for sale investments principally comprise debt securities and are carried at fair value. Such fair values were based on quoted market prices, if available. If quoted market prices did not exist, fair values were estimated using the market yield on the balance period to maturity on similar instruments and similar credit risk. The fair values of asset-backed and mortgage-backed securities is estimated based on revised estimated cash flows at each balance sheet date, discounted at current market pricing for transactions with similar risk.

Trading Securities: Trading securities are carried at fair value based on quoted market prices.

Held to maturity securities (HTM): There were no HTM securities as of March 31, 2010 and September 30, 2010.

The following table summarizes investments measured at fair value on a recurring basis as of March 31, 2010, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

Particular	Total		Fair Value Measurements Using
			Quoted Prices In Active Markets for Identical Assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
					(In millions)
Trading account securities	Rs.	28,158.8	Rs.	521.8	Rs.	27,637.0	Rs.	—
Securities Available-for-Sale		481,398.8		484.7		480,271.3		642.8

Total	Rs.	509,557.6	Rs.	1,006.5	Rs.	507,908.3	Rs.	642.8

The following table summarizes investments measured at fair value on a recurring basis as of September 30, 2010, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

Particular	Total		Fair Value Measurements Using
			Quoted Prices In Active Markets for Identical Assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
					(In millions)
Trading account securities	Rs.	17,704.5	Rs.	2,689.3	Rs.	15,015.2	Rs.	—
Securities Available-for-Sale		555,484.8		1,904.9		553,010.0		569.9

Total	Rs.	573,189.3	Rs.	4,594.2	Rs.	568,025.2	Rs.	569.9
	US$	12,863.3	US$	103.1	US$	12,747.4	US$	12.8

The below table summarizes the movement in investments classified as Level 3 for the period ended September 30, 2009:

Particular	Securities Available-for-Sale			Total		Total
	(In millions)
Balance as on April 1, 2009	Rs.	15,245.0		Rs.	15,245.0	US$	317.0
Total gain/losses		406.2			406.2		8.4
-out of total gain/losses above included in income statement		405.9	[1]		405.9		8.4
-out of total gain/losses above included in other comprehensive income		0.3			0.3		—
Additions/(sale)/(transfer) (net)		(14,269.5)			(14,269.5)		(296.7)
Transfer in/out of Level 3		—			—		—
Balance as on September 30, 2009	Rs.	1,381.7		Rs.	1,381.7	US$	28.7

Note:	[1]

Amounts included in earnings out of total gain/losses included in income statement are reported in income statement under interest and dividend revenue, available for sales securities and non-interest revenue, realized gain (losses) on sales of available for sale securities.

The below table summarizes the movement in investments classified as Level 3 for the period ended September 30, 2010:

Particular	Securities Available-for-Sale		Total		Total
	(In millions)
Balance as on April 1, 2010	Rs.	642.8	Rs.	642.8	US$	14.4

Total gain/losses		(1.3)		(1.3)		—
-out of total gain/losses above included in income statement		(1.1)[1]		(1.1)		—
-out of total gain/losses above included in other comprehensive income		(0.2)		(0.2)		—
Additions/(sale)/(transfer) (net)		(71.6)		(71.6)		(1.6)
Transfer in/out of Level 3		—		—		—
Balance as on September 30, 2010	Rs.	569.9	Rs.	569.9	US$	12.8

Note:	[1]	Amounts included in earnings out of total gain/losses included in income statement are reported in income statement under interest and dividend revenue, available for sales securities and non-interest revenue, realized gain (losses) on sales of available for sale securities.

Derivatives: The Bank enters into forward exchange contracts, currency options, forward rate agreements, currency swaps and rupee interest rate swaps with inter-bank participants on its own account and for customers. These transactions enable customers to transfer, modify or reduce their foreign exchange and interest rate risks. Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest in one currency against another currency and exchange of principal amount at maturity based on predetermined rates. Rupee interest rate swaps are commitments to exchange fixed and floating rate cash flows in Rupees.

The Bank uses its pricing models to determine the fair value of its derivative instruments. These models use market inputs that are observable directly or indirectly.

The following table summarizes financial assets and financial liabilities measured at fair value on a recurring basis as of March 31, 2010, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

			Fair Value Measurements Using
Particular	Total		Quoted Prices In Active Markets for Identical Assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
					(in millions)
Derivative assets	Rs.	77,929.2	Rs.	—	Rs.	77,929.2	Rs.	—
Derivative liabilities	Rs.	75,326.1	Rs.	—	Rs.	75,326.1	Rs.	—

The following table summarizes financial assets and financial liabilities measured at fair value on a recurring basis as of September 30, 2010, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

			Fair Value Measurements Using
Particular	Total		Quoted Prices In Active Markets for Identical Assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
					(in millions)
Derivative assets	Rs.	65,289.5	Rs.	—	Rs.	65,289.5	Rs.	—
Derivative liabilities	Rs.	64,482.9	Rs.	—	Rs.	64,482.9	Rs.	—

12. Goodwill and other intangible assets

The Goodwill arising from a business combination is tested on an annual basis for impairment in accordance with US GAAP. There were no changes in the carrying amount of goodwill Rs. 74,937.9 million for the year ended March 31, 2010 and period ended September 30, 2010. The table below presents the gross carrying amount, accumulated amortization and net carrying amount, in total and by major class of intangible assets at March 31, 2010 and September 30, 2010:

	As of March 31, 2010					As of September 30, 2010
	Gross carrying amount		Accumulated amortization	Net carrying amount		Gross carrying amount		Accumulated amortization		Net carrying Amount		Net carrying Amount
						(In millions)
Branch network	Rs.	8,335.0	Rs.2,578.9	Rs.	5,756.1	Rs	8,335.0	Rs.	3,275.1	Rs	5,059.9	US$	113.6
Customer relationship		2,710.0	2,517.0		193.0		2,710.0		2,710.0		—		—
Core deposit		4,414.0	1,638.6		2,775.4		4,414.0		2,080.7		2,333.3		52.4
Favorable leases		543.0	306.0		237.0		543.0		353.6		189.4		4.3

Total	Rs.	16,002.0	Rs7,040.5	Rs	8,961.5	Rs	16,002.0	Rs	8,419.4	Rs	7,582.6	US$	170.3

Estimated amortization expense for intangible assets

	As of September 30,
	2010		2010
	(in millions)
Due during the twelve months ending September 30:
2011	Rs.	2,345.5	US$	52.6
2012		2,318.3		52.0
2013		1,983.5		44.5
2014		914.8		20.5
2015		12.0		0.3